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[LETTERHEAD OF PAINEWEBBER INVESTMENT BANKING DIVISION]


                                          February 18, 2000

Confidential

Board of Directors
Carson, Inc.
64 Ross Road
Savannah Industrial Park
Savannah, GA 31405

Ladies and Gentlemen:

    Cosmair Inc. (the 'Acquiring Company') and Crayon Acquisition Corp. (the 'Purchaser'), a wholly-owned subsidiary of the Acquiring Company propose to enter into an Agreement and Plan of Merger (the 'Agreement') with Carson, Inc. (the 'Company') pursuant to which the Purchaser will make a tender offer (the 'Offer') for all of the issued and outstanding shares of Class A Common Stock of the Company (the 'Class A Common Stock'), including any Class A Common Stock issued upon conversion of Class C Common Stock of the Company (the 'Class C Common Stock' and, together with the Class A Common Stock, the 'Company Common Stock') at a cash price of $5.20 per share. You have informed us that the Offer is expected to commence within eight business days of entering into the Agreement. The Agreement also provides that, following consummation of the Offer, the Purchaser will merge with and into the Company in a merger (the 'Merger') pursuant to which each then outstanding share of Company Common Stock will be converted into the right to receive $5.20 in cash.

    Concurrent with the execution of the Agreement, Acquiring Company, Purchaser and certain stockholders of the Company (collectively, the 'Stockholders') will enter into a Stockholders Agreement (the 'Stockholders Agreement') pursuant to which the Stockholders will, among other things, agree to (i) subject to certain conditions, convert their shares of Class C Common Stock, if any, into shares of Class A Common Stock and tender all of their shares of Class A Common Stock in the Offer, and (ii) in the event that they are not required to so convert and tender such shares, to vote their shares of Class A Common Stock and Class C Common Stock in favor of the Merger.

    You have asked us whether or not, in our opinion, the proposed cash consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to the shareholders of the Company from a financial point of view.

    In arriving at the opinion set forth below, we have, among other things:

    (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1998 and the Company's Form 10-Q and the related unaudited financial information for the nine months ended September 30, 1999;

    (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;



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    (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

    (4) Reviewed the historical market prices and trading activity for the Class A Common Stock and compared them with that of certain publicly traded companies which we deemed to be relevant;

    (5) Compared the results of operations of the Company with that of certain companies which we deemed to be relevant;

    (6) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

    (7) Reviewed a draft of the Agreement dated February 18, 2000;

    (8) Reviewed a draft of the Stockholders Agreement dated February 18, 2000; and

    (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

    In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not assumed any responsibility to independently verify such information. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluations or appraisals.

    This opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether any shareholder should or should not tender shares of the Company Common Stock in the offer or as to how any such shareholder should vote on the Merger. This opinion does not address the relative merits of the Offer and the Merger and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Offer and the Merger or the decision of the Board of Directors of the Company with respect to the Offer and the Merger. This opinion is based on economic, monetary and market conditions existing on the date hereof.

    In the ordinary course of business, PaineWebber Incorporated may trade in the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

    PaineWebber Incorporated is currently acting as financial advisor to the Company in connection with the Offer and the Merger and will be receiving a fee in connection with the rendering of this opinion and upon consummation of the Offer.

    On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the holders of the Company Common Stock pursuant to the Offer and the Merger, is fair to such shareholders from a financial point of view.

    This opinion has been prepared for the information of the Board of Directors of the Company in connection with the Offer and the Merger and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of PaineWebber Incorporated; provided, however, that this letter may be reproduced in full in a Schedule 14D-9 filed by the Company related to the Offer and in a Proxy or Information Statement filed by the Company related to the Merger.

                                          Very truly yours,

                                          /s/ PAINEWEBBER INCORPORATED


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